Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

TATA COMMUNICATIONS LIMITED

and

KALEYRA, INC.

Dated as of June 28, 2023

i

3.23	Legal Proceedings; Orders	47
3.24	Insurance	47
3.25	Anti-Corruption Compliance	48
3.26	Trade Control Laws	48
3.27	Money Laundering	49
3.28	Brokers	50
3.29	Related Party Transactions	50
3.30	Company Information	50
3.31	No Other Representations or Warranties	50

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		51

4.1	Organization; Good Standing	51
4.2	Corporate Power; Enforceability	51
4.3	Non-Contravention	51
4.4	Requisite Governmental Approvals	51
4.5	Legal Proceedings; Orders	52
4.6	Ownership of Company Common Stock	52
4.7	Brokers	52
4.8	Operations of Merger Sub	52
4.9	No Parent Vote or Approval Required	52
4.10	Sufficiency of Funds	53
4.11	Parent and Merger Sub Information	53
4.12	No Other Representations or Warranties	53
4.13	Stockholder and Management Arrangements	53
4.14	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	53

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		54

5.1	Affirmative Obligations	54
5.2	Forbearance Covenants	54
5.3	No Solicitation.	58
5.4	No Control of the Other Party’s Business	62

ARTICLE VI ADDITIONAL COVENANTS		62

6.1	Required Action and Forbearance; Efforts	62
6.2	Antitrust and Regulatory Matters	63
6.3	CFIUS Filing	65
6.4	Proxy Statement and Other Required SEC Filings	66
6.5	Company Stockholder Meeting	67
6.6	Convertible Notes	68
6.7	Anti-Takeover Laws	68
6.8	Access	68
6.9	Section 16(b) Exemption	69
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	69
6.11	Employee Matters	71
6.12	Obligations of Merger Sub	73

ii

6.13	Public Statements and Disclosure	73
6.14	Transaction Litigation	73
6.15	Stock Exchange Delisting; Deregistration	74
6.16	Additional Agreements	74
6.17	Parent Vote	74
6.18	Certain Arrangements	74
6.19	Notification of Certain Matters	74
6.20	Pre-Closing Restructuring	75
6.21	Formation; Joinder	75

ARTICLE VII CONDITIONS TO THE MERGER		75

7.1	Conditions to Each Party’s Obligations to Effect the Merger	75
7.2	Conditions to the Obligations of Parent and Merger Sub	76
7.3	Conditions to the Company’s Obligations to Effect the Merger	77

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		77

8.1	Termination	77
8.2	Manner and Notice of Termination; Effect of Termination	79
8.3	Fees and Expenses	80
8.4	Amendment	82
8.5	Extension; Waiver	82

ARTICLE IX GENERAL PROVISIONS		83

9.1	Survival of Representations, Warranties and Covenants	83
9.2	Notices	83
9.3	Assignment	84
9.4	Confidentiality	84
9.5	Entire Agreement	85
9.6	Third Party Beneficiaries	85
9.7	Severability	85
9.8	Remedies	85
9.9	Governing Law	86
9.10	Consent to Jurisdiction	86
9.11	WAIVER OF JURY TRIAL	87
9.12	No Recourse	87
9.13	Company Disclosure Letter References	88
9.14	Counterparts	88

EXHIBITS

Exhibit A	Voting Agreement
Exhibit B	Certificate of Incorporation of the Company
Exhibit C	Form of Joinder

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 28, 2023, by and among Tata Communications Limited, a company listed on BSE Limited and National Stock Exchange of India Limited (“Parent”), and Kaleyra, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub (as defined below) and the Company are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof.

B. The board of directors of Parent has (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders are entering into Voting Agreements with Parent, in the form attached hereto as Exhibit A (the “Voting Agreements”).

D. Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

E. As promptly as practicable following receipt of RBI Approval, Parent shall form Merger Sub as a Delaware corporation and a wholly owned subsidiary of Parent, and following the formation of Merger Sub, Parent shall cause Merger Sub to enter into the Joinder.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement (x) in effect as of the date hereof or (y) executed, delivered and effective after the date hereof and, in either case, containing terms that (1) are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal, and (2) do not prohibit the Company from providing any information to Parent in accordance with Section 5.3 or from otherwise complying with the provisions of Section 5.3.

(b) “Acquisition Proposal” means any bona fide written offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 15% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group, or stockholders of any such Person or Group, of more than 15% of the consolidated assets, net revenue or net income, or gross profit of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as determined in good faith by the Company Board);

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold, directly or indirectly, shares of Company Common Stock representing more than 15% of the equity interests of the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

(e) “Affordable Care Act” means the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), and the regulations promulgated pursuant to each of the foregoing laws.

(f) “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, the (Indian) Prevention of Corruption Act, 1988 and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(g) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2022 set forth in the Company’s Form 10-K filed by the Company with the SEC on March 16, 2023.

(h) “Burdensome Condition” means (i) any prohibition or limitation on the ownership, management or operation by Parent or any of its Subsidiaries of any portion of the Company or any portion of the business, properties or assets of the Company or Parent or any of its Subsidiaries, (ii) any requirement that Parent or any of its Subsidiaries dispose of or hold separate, or enter into any licensing or similar arrangement with respect to, the Company or any portion of the businesses, properties or assets of the Company or Parent or any of its Subsidiaries, in each case as a result of the transactions contemplated by this Agreement, (iii) any prohibition or limitation on the ability of Parent or any of its Subsidiaries to acquire or hold, or exercise any right of ownership of and freedom of action with respect to, the Company or (iv) any prohibition or limitation on Parent or any of its Subsidiaries effectively controlling any portion of the business, properties or assets of the Company, in each of clauses (i) through (iv), that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that, for purposes of determining whether any requirement, prohibition or limitation would have, or would reasonably be expected to have individually or in the aggregate, a Burdensome Condition, impacts on Parent and/or the Company and their respective Subsidiaries will be aggregated.

(i) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York or Mumbai, India.

(j) “Bylaws” means the Amended and Restated Bylaws of the Company.

(k) “CFIUS Approval” means (i) Parent and the Company have received written notice from CFIUS that CFIUS has determined that the transaction contemplated by this Agreement is not a “covered transaction” and is not subject to review under the DPA, (ii) Parent and the Company have received a written notice issued by CFIUS that it has concluded an assessment, review or investigation of the CFIUS Declaration or CFIUS Notice provided pursuant to the DPA with respect to the transaction contemplated by this Agreement, determined that there are no unresolved national security concerns, and has therefore terminated all action under the DPA, (iii) if CFIUS has sent a report (the “CFIUS Report”) to the President of the United States (“POTUS”) requesting POTUS’s decision, then POTUS has (A) announced a decision not to take any action to suspend or prohibit the transaction contemplated by this Agreement or (B) not taken any action to suspend or prohibit the transaction contemplated by this Agreement after 15 days from the date of receipt of the CFIUS Report, or (iv) if the parties submitted a CFIUS Declaration, the parties have received a written notice from CFIUS that it has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action pursuant to the CFIUS Declaration but has not requested the submission of a CFIUS Notice.

(l) “CFIUS Declaration” means a declaration with respect to the transaction contemplated by this Agreement submitted to CFIUS in accordance with 31 C.F.R. Part 800 Subpart D.

(m) “CFIUS Notice” means a notice with respect to the transaction contemplated by this Agreement submitted to CFIUS in accordance with 31 C.F.R. Part 800 Subpart E.

(n) “Charter” means the Second Amended and Restated Certificate of Incorporation of the Company.

(o) “Code” means the Internal Revenue Code of 1986.

(p) “Communications Authorization” means any Governmental Authorization required under any Communications Law, including, for the avoidance of doubt, any Governmental Authorization issued by, obtained from, or made with the Indian Department of Telecommunications, the Telecom Regulatory Authority of India, the Ministry of Electronics and Information Technology, and/or the Italian Autorità per le Garanzie nelle Comunicazioni or the Ministero delle Imprese e del made in Italy (MIMIT).

(q) “Communications Law” means any Law governing the offering or provision of telecommunications, electronic communications, or other communications services, platforms, or solutions, and any activities related thereto, including, for the avoidance of doubt, any Law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of the Indian Department of Telecommunications, the Telecom Regulatory Authority of India, Ministry of Electronics and Information Technology, and/or the Italian Autorità per le Garanzie nelle Comunicazioni or the Ministero delle Imprese e del made in Italy (MIMIT).

(r) “Company Board” means the Board of Directors of the Company.

(s) “Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(t) “Company Indebtedness” means, collectively, debt outstanding under the Contracts set forth on Section 1.1(t) of the Company Disclosure Letter.

(u) “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries, or used or held for use by the Company or any of its Subsidiaries in the business of the Company and its Subsidiaries.

(v) “Company Material Adverse Effect” means any change, event, effect or development that, individually or in the aggregate, (x) has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) would prevent, materially impair or materially delay the consummation by the Company of the Merger prior to the Termination Date; provided, that, in the case of clause (x) only, none of the following, and no conditions, changes, events, effects or developments arising out of, relating to or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred (subject to the limitations set forth below):

(i) general economic conditions, or conditions in the global, international or regional economy generally, including changes in inflation, supply chain disruptions, and labor shortages;

(ii) conditions in the equity, credit, debt, financial, currency or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions in the industries in which the Company and its Subsidiaries conduct business or in any specific jurisdiction or geographical area in which the Company conducts business, or changes therein;

(iv) any political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), rebellion, insurrection, sabotage, cyber-attacks by or sponsored by a Governmental Authority, terrorism or military actions, including any escalation or worsening of the foregoing or any threats thereof, in each case, in the United States or any other country or region in the world;

(v) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages or electrical black-outs, and other force majeure events, including any escalation or worsening of any of the foregoing, in each case, in the United States or any other country or region in the world;

(vi) the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, business partners, employees, Governmental Authorities, vendors or any other third Person (other than for purposes of the representations and warranties contained in Section 3.5 or 3.6);

(vii) the compliance by any Party with the express terms of this Agreement, including any action taken or refrained from being taken pursuant to the express terms of this Agreement;

(viii) any action taken or refrained from being taken, in each case to which Parent has, in writing, approved or consented to following the date of this Agreement;

(ix) changes or proposed changes in GAAP or other accounting standards, in any applicable Laws (or the enforcement or interpretation of any of the foregoing) or in any regulatory or legislative conditions, including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or the enforcement thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(x) any epidemics, pandemics (including COVID-19 and any evolutions or mutations thereof), plagues, other outbreaks of illness or public health events (including quarantine restrictions mandated by any Governmental Authority), including any escalation or worsening of any of the foregoing, in each case, in the United States or any other country or region in the world;

(xi) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions (including in connection with any dispute involving the Russian Federation and Ukraine);

(xii) any changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder); and

(xiii) any failure by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure in clauses (xiii)(A) or (xiii)(B) may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiv) the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xv) any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith;

(xvi) the identity of, or any facts or circumstances relating to Parent, Merger Sub, or the respective Affiliates of the foregoing, the respective financing sources of or investors in the foregoing, with respect to the Company or its business;

(xvii) any breach by Parent or Merger Sub of this Agreement;

(xviii) the matters set forth in Section 3.12 the Company Disclosure Letter;

except, in each case of clauses (i), (ii), (iii), (iv), (v), (ix), (x), and (xi), to the extent that such conditions, changes, events, effects or developments have had a materially disproportionate adverse effect on the Company relative to other companies, of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(w) “Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

(x) “Company Private Warrant” means each Company Warrant that is not redeemable by the Company.

(y) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or purported to be owned by, or filed in the name of, the Company or any of its Subsidiaries.

(z) “Company RSUs” means awards of restricted stock units of the Company, whether granted pursuant to any of the Company Stock Plans or otherwise.

(aa) “Company Stock Plans” means the Kaleyra 2019 Equity Incentive Plan, as may be amended or amended and restated, and each other Employee Plan that provides for or has provided for the award of incentive equity underlying Company Common Stock, under which there are outstanding options or such incentive equity awards.

(bb) “Company Stockholders” means the holders of shares of Company Common Stock.

(cc) “Company Termination Fee” means an amount equal to $5,000,000.

(dd) “Company Warrants” means the issued and outstanding warrants to purchase shares of Company Common Stock, whether listed on NYSE or otherwise.

(ee) “Computer Systems” means all information technology and computer systems (including Software, information technology and telecommunication hardware and other hardware and equipment) used for or relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, that are owned, leased or licensed by the Company or a Subsidiary.

(ff) “Confidentiality Agreement” means the agreement listed in Section 9.4 of the Company Disclosure Letter.

(gg) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(hh) “Contract” means any binding written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(ii) “Convertible Notes” means the Company’s 6.125% Convertible Senior Notes due June 1, 2026 issued pursuant to the Convertible Notes Indenture.

(jj) “Convertible Notes Indenture” mean the Indenture, dated as of June 1, 2021, between the Company and Wilmington Trust, National Association, as trustee (the “Trustee”).

(kk) “COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions, mutations or variants of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

(ll) “Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is the subject of any Sanction, including without limitation, the Crimea region of Ukraine, Cuba, Iran, North Korea, Syria, and the so-called Donetsk and Luhansk People’s Republics.

(mm) “DOJ” means the United States Department of Justice or any successor thereto.

(nn) “DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended and as may be amended from time to time, including the regulations promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

(oo) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other material bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity based, incentive compensation, profit sharing, savings, retirement, pension, disability, insurance, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus, and other similar material plan, program, agreement or arrangement (whether or not in writing) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee or other individual service provider of the Company or any of its Subsidiaries or otherwise with respect to which the Company or any of its Subsidiaries has any current or potential liability, and, for the avoidance of doubt, includes any legacy plan acquired by the Company or any of its Subsidiaries under which there are outstanding options and/or incentive equity awards, other than any such plan, scheme or arrangement that is sponsored or provided by a Governmental Authority.

(pp) “Environmental Law” means any applicable Law in effect on or prior to the Closing Date relating to the protection of the environment (including ambient air, surface water, groundwater or land), pollution, or the release, management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of, or exposure to, any Hazardous Substance.

(qq) “Environmental Permits” means Governmental Authorizations required under Environmental Laws.

(rr) “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

(ss) “ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

(tt) “Exchange Act” means the Securities Exchange Act of 1934.

(uu) “Foreign Regulatory Law” means any applicable requirements of the competition, merger control, antitrust, foreign direct investment or similar applicable law of any jurisdiction outside of the United States, including the Communication Laws.

(vv) “FTC” means the United States Federal Trade Commission or any successor thereto.

(ww) “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(xx) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, ministry, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(yy) “Governmental Authorization” means any authorizations, approvals, licenses, registrations, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(zz) “Group” has the meaning as used in Section 13(d) of the Exchange Act.

(aaa) “Hazardous Substance” means any toxic or hazardous material, substance or waste, or pollutant or contaminant, defined or regulated under Environmental Laws.

(bbb) “Health Care Laws” means all Laws relating to the Company’s business, including (a) all Laws related to health care fraud and abuse, including the federal Anti- Kickback Statute (42 U.S.C. § 1320a-7b(b)), the federal Physician Self-Referral Prohibition (commonly referred to as the “Stark Law”) (42 U.S.C. § 1395nn), the federal False Claims Act (31 U.S.C. § 3729 et seq.), the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a- 7a), the federal

Exclusion Laws (42 U.S.C.§ 1320a-7), the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the regulations promulgated pursuant to each of the foregoing statutes, and all other federal statutes or regulations governing the submission of claims and the relationships between health care providers, payors and patients, and any comparable self-referral or fraud and abuse Laws promulgated by any state including, without limitation, so-called all payor self-referral or fraud and abuse Laws; (b) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), and the regulations promulgated pursuant to each of the foregoing Laws; (c) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute); (d) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (the Medicaid statute); and (e) all applicable implementing regulations, rules, ordinances and Governmental Authorization related to any of the foregoing; and (f) any other requirements of Law relating to the business.

(ccc) “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations.

(ddd) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(eee) “Intellectual Property” means any and all of the following, as they exist in any jurisdiction throughout the world and under any international treaties or conventions: (i) patents, patent applications of any kind, and patent rights (collectively, “Patents”); (ii) registered and unregistered trademarks, service marks, trade names, trade dress, corporate names, logos, packaging design, slogans, and other indicia of source, origin or quality, together with all goodwill associated with any of the foregoing, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (iii) copyrights in both published and unpublished works (including without limitation all compilations, databases and computer programs, manuals and other documentation and all derivatives, translations, adaptations and combinations of the above), mask work rights and registrations and applications for registration of any of the foregoing (collectively, “Copyrights”); (iv) rights under applicable trade secret Law in trade secrets and other confidential or proprietary information (including know-how, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), ideas, research in progress, process technology, software development methodologies, algorithms, technical information, proprietary business information, customer and supplier lists, customer and supplier records, pricing and cost information, reports, plans, drawings, data, databases, data collections, designs, processes, formulae, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, testing procedures, testing results and business, financial, sales and marketing plans) (collectively, “Trade Secrets”); (v) Internet Domain names, (vi) rights to social media accounts, and (vii) any and all other intellectual property rights and/or proprietary rights recognized by Law.

(fff) “Intervening Event” means any positive change, event, effect, development or circumstance (including any change in probability or magnitude of circumstances) that (i) was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and (ii) does not relate to (A) any Acquisition Proposal or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (B) may be considered and taken into account).

(ggg) “Joinder” means the joinder to this Agreement, in substantially the form attached hereto as Exhibit C, which shall be entered into by Merger Sub as promptly as practicable following receipt of RBI Approval.

(hhh) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Product Technology Officer and Chief People Officer, in each case after reasonable inquiry of such individual’s direct reports.

(iii) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling, requirement, circular or direction issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(jjj) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, investigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator or other tribunal.

(kkk) “Material Contract” means any of the following Contracts (other than Employee Plans):

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii) any Contract containing any covenant or other provision restricting the right of the Company or any of its Subsidiaries (A) to engage in any line of business or in any business with any Person or (B) pursuant to any “most favored nation”, “exclusivity” or similar provisions, in the case of each of clauses (ii)(A) and (ii)(B) which restriction is material to the Company and its Subsidiaries, taken as a whole;

(iii) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of (a) equity or (b) real or tangible assets, other than in the ordinary course of business, in each case, pursuant to which the Company or its Subsidiaries have material continuing obligations;

(iv) with any customer of the Company or any of its Subsidiaries who, in the year ended December 31, 2022 was one of the fifteen (15) largest sources of revenues for the Company and its Subsidiaries (or in the year ended December 31, 2023 is expected to be one of the fifteen (15) largest sources of revenues for the Company and its Subsidiaries), based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(v) with any vendor of the Company or any of its Subsidiaries who, in the year ended December 31, 2022, was one of the fifteen (15) largest sources of payment obligations for the Company and its Subsidiaries (or in the year ended December 31, 2023, is expected to be one of the fifteen (15) largest sources of payment obligations for the Company and its Subsidiaries), based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(vi) relating to or evidencing indebtedness of the Company or any Subsidiary of the Company in excess of $350,000 (excluding intercompany loans between the Company and any of its Subsidiaries or between any Subsidiaries of the Company);

(vii) any License In or License Out;

(viii) any material Lease;

(ix) any Contract containing a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $500,000;

(x) with any Governmental Authority;

(xi) any Contract involving a material joint venture, profit sharing, or similar agreement from which the Company or any of its Subsidiaries recognized revenues in excess of $500,000 during the Company’s 2022 fiscal year (excluding distribution or resale agreements entered in the ordinary course of business);

(xii) any Contracts between the Company and its Subsidiaries, on the one hand, and any of the Company Related Parties, on the other hand (in each case other than employment and compensatory arrangements), which are currently in force or under which any party thereto has outstanding obligations; and

(xiii) any Contract relating to interest rate, currency, or commodity derivatives or hedging transactions.

(lll) “Merger Sub” means from and following the execution of the Joinder, the entity party to such Joinder which shall be a Delaware corporation and wholly owned subsidiary of Parent.

(mmm) “NYSE” means the New York Stock Exchange, including NYSE American LLC, and any successor stock exchange or inter-dealer quotation system operated by the New York Stock Exchange or any successor thereto.

(nnn) “Open Source Software” means any software (in source or object code form) that is subject to (i) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any code or library licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (ii) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (A) disclosed, distributed, made available, offered, licensed or delivered in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (D) redistributable at no charge, including without limitation any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

(ooo) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, memorandum of association, articles of association, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity.

(ppp) “Parent Related Parties” means the former, current and future holders of any equity, controlling persons, directors, officers, agents and attorneys, Affiliates (other than Parent or Merger Sub), Representatives, members, managers, general or limited partners, stockholders and assignees of each of Parent and Merger Sub.

(qqq) “Parent Termination Fee” means an amount equal to $5,000,000.

(rrr) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Laws in respect of Tax); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type) affecting title to the Leased Real Property, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property; (viii) any nonexclusive license, option, or covenant of, or other nonexclusive contractual obligation with respect to, any Intellectual Property entered into in the ordinary course; (ix) liens pursuant to any Company Indebtedness; (x) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property, whether contractual, statutory or otherwise; (xi) matters that would be disclosed by an accurate survey or inspection of the Leased Real Property; or (xii) liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property or other assets subject thereto.

(sss) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(ttt) “Personal Information” means: (i) all information defined or described as “personal data,” “personal information,” “personally identifiable information,” “PII,” “protected health information” or any similar term in the Company’s privacy policies or other public-facing statements or under applicable Privacy Law or (ii) any information that identifies, could be used to identify (alone or in combination with other information) or is otherwise identifiable with an individual, household or a device. Personal Information may relate to any individual or a current, prospective or former customer, employee, or vendor. Personal Information includes information in any form, including paper, electronic and other forms.

(uuu) “Privacy Law” means (i) any applicable Law, or other applicable requirement that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, and any such legal requirement governing privacy, data security, or data or security breach notification, including, without limitation, as applicable, the California Consumer Privacy Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Illinois Biometric Information Privacy Act and other laws governing the processing of biometric data, United States state laws concerning privacy, data protection, and / or data security, and all analogous laws in all foreign jurisdictions as are applicable to the Company, including the UK Data Protection Act 2018, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation or “GDPR”), the GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018, EU Directive 2002/58/EC, the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 and any laws or regulations implementing either or both of the GDPR and EU Directive 2002/58/EC (each as amended from time to time) and any analogous legislation in any jurisdiction in which the Company carries on its business and / or from which the Company collects Personal Information; (ii) the (Indian) Information Technology Act 2000 read with the (Indian) Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules 2011 and (iii) HIPAA (defined above).

(vvv) “Products” means all products and services (including Software used to make any service available) developed, produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any of its Subsidiary.

(www) “RBI Approval” means approval or deemed approval of the Transactions, and Parent’s and Merger Sub’s obligations with respect thereto, under the Foreign Exchange Management (Overseas Investment) Directors, 2022.

(xxx) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); and (iii) registered Copyrights and applications for Copyright registration, in the case of each of the foregoing clauses (i), (ii), and (iii), which are filed with, issued by, or registered with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world.

(yyy) “Sanction(s)” means all laws, regulations, and orders administered or enforced by the United States Government, including without limitation the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority.

(zzz) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(aaaa) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(bbbb) “Securities Act” means the Securities Act of 1933.

(cccc) “Software” means all computer software, applications and software code (in any format, including object code or source code), software implementations of algorithms, models and methodologies, and related documentation and materials.

(dddd) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(eeee) “Superior Proposal” means any Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors (if any) and outside legal counsel) is reasonably likely to be consummated in accordance with its terms (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal that the Company Board (or a committee thereof) considers relevant, including certainty of closing, and any revisions to this Agreement) and if consummated, would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “60%”.

(ffff) “Tax” means any U.S. federal, state and local and non-U.S. taxes, assessments and similar governmental charges and impositions (including taxes based upon or measured by gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes, license, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, withholding, social security (or similar), unemployment, disability, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever), imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person (other than any obligations arising pursuant to a commercial contract entered into in the ordinary course of business the principal subject of which is not Taxes).

(gggg) “Tax Return” means any return, declaration, report, statement, or information return filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(hhhh) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among the Parties related to this Agreement.

(iiii) “Transactions” means the Merger and the other transactions contemplated by this Agreement.

(jjjj) “Vested Company RSUs” means a Company RSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Transactions.

(kkkk) “Warrant Agreement” means that certain warrant agreement, dated December 12, 2017, by and between GigCapital, Inc. and Continental Stock Transfer & Trust Company, a New York corporation, as amended.

(llll) “Willful and Material Breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would cause or constitute, or would be reasonably expected to cause or constitute, a material breach of this Agreement.

1.2 Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Anti-Money Laundering Laws	3.27
Capex Budget	5.2(k)
Capitalization Date	3.7(a)

Cash Replacement Company RSU Amounts	2.8(a)(ii)
Certificate of Merger	2.2
Certificates	2.10(c)
Chosen Courts	9.10(a)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(e)(i)
Company Disclosure Letter	Article III
Company Plans	6.11(c)
Company Related Parties	8.3(f)
Company SEC Documents	Article III
Company Securities	3.7(d)
Company Stockholder Meeting	6.5
Continuation Period	6.11(c)
D&O Insurance	6.10(c)
DGCL	Recital
Dissenting Company Shares	2.7(c)
DTC	2.10(d)
Effective Time	2.2
Electronic Delivery	9.14
Enforceability Exceptions	3.2
Enforcement Expenses	8.3(e)
Equity Award Holders	2.8(b)
FCPA	3.25(a)
Foreign Employee Plan	3.18(h)
Indemnified Person	6.10(a)
Indemnified Persons	6.10(a)
Information Security Reviews	3.21(c)
Lease	3.14(a)
Leased Real Property	3.14(a)
Licenses In	3.16(a)
Licenses Out	3.16(a)
Maximum Annual Premium	6.10(c)
Merger	Recital
Merger Sub	Preamble
New Plan	6.11(d)
Notice Period	5.3(d)(ii)(3)
Official	3.25(a)
Old Plans	6.11(d)
Other Indemnified Persons	6.10(e)
Other Required Company Filing	6.4(b)
Owned Company Shares	2.7(a)(iii)
Parent	Preamble
Parent Material Adverse Effect	7.3(a)

Party	Preamble
Payment Agent	2.10(a)
Payment Fund	2.10(b)
Per Share Price	2.7(a)(ii)
POCA	3.25(a)
Privacy Requirements	3.21(a)
Proxy Statement	6.4(a)
Representatives	5.3(a)
Requisite Stockholder Approval	3.4
Surviving Corporation	2.1
Termination Date	8.1(c)
Third Party IP	3.16(b)(iii)
Trade Approvals	3.26(a)
Trade Laws	3.26(a)
UKBA	3.25(a)
Uncertificated Shares	2.10(c)
Unvested Company RSU	2.8(a)(ii)
Vested RSU Consideration	2.8(a)(i)
Voting Agreements	Recital
Warrant Consideration	2.9(a)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j) References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(k) All accounting terms used herein will be interpreted in accordance with GAAP.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room managed by the Company at www.intralinks.com; or (ii) delivered or provided to Parent or its Representatives who are involved in the negotiation of the Transactions, in each case at any time prior to 24 hours in advance of the execution and delivery of this Agreement.

(p) All references to time shall refer to New York City time unless otherwise specified.

(q) All representations and warranties of Merger Sub, and all of Parent’s representations and warranties related to Merger Sub, are made as of the execution of the Joinder, and all covenants with respect to Merger Sub and its obligations thereunder apply from and after the execution of the Joinder.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the fifth Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit B attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.10(a)).

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.10(a)).

2.6 Directors and Officers. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i) each share of common stock, par value $0.01 per share of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $7.25, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.10 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.12); and

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by Parent or any of its Subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c) Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by holders of such Company Common Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Company Common Stock held by any such holder (the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Per Share Price and the Surviving Corporation shall remain liable for payment of the Per Share Price for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. For purposes of this Section 2.7(c), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares, and Parent may offer comments or suggestions with respect to such demands but, prior to the Effective Time, will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8 Company RSUs.

(a) Company RSUs. At the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be treated as follows:

(i) Vested Company RSUs. Except as otherwise agreed between Parent (or one its Affiliates) and a holder of Vested Company RSUs, each Vested Company RSU shall be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per

Share Price and (ii) the total number of shares of Company Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time (the “Vested RSU Consideration”); provided, that to the extent any such amount relates to a Vested Company RSU that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts, without interest and subject to applicable withholding Taxes, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Vested Company RSU that shall not trigger a Tax or penalty under Section 409A of the Code.

(ii) Unvested Company RSUs. Each Company RSU outstanding as of immediately prior to the Effective Time that is not a Vested Company RSU (an “Unvested Company RSU”) shall be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per Share Price and (ii) the total number of shares of Company Common Stock subject to such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amounts”), which Cash Replacement Company RSU Amounts will, subject to the holder’s continued service with Parent or its Affiliates (including the Surviving Corporation or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSUs for which such Cash Replacement Company RSU Amounts were exchanged would have vested and been payable pursuant to its terms (including, for the avoidance of doubt, with respect to any terms providing for acceleration of vesting pursuant to any Employee Plan as in effect on the date hereof); provided, however, that if a holder of a Cash Replacement Company RSU Amount is terminated by Parent, the Company or the Surviving Corporation without “cause” (as defined in such holder’s then-effective employment agreement with the Company or one of its Subsidiaries or, if none, determined consistently in accordance with the Company’s past practices) in connection with the Closing or thereafter but on or prior to December 31, 2024, such holder’s then unvested Cash Replacement Company RSU Amount shall automatically accelerate and become vested upon such date of termination. Except as otherwise provided in this Section 2.8(a), all Cash Replacement Company RSU Amounts will have the same terms and conditions (including with respect to vesting) as applied to the Unvested Company RSU for which they were exchanged, except for terms rendered inoperative by reason of the Transactions or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Company RSU Amounts.

(b) Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Vested RSU Consideration owed to all holders of Vested Company RSUs (collectively, the “Equity Award Holders”). As promptly as reasonably practicable, but in any event no later than the first regularly scheduled payroll date that is no less than five Business Days after the Closing Date, the Equity Award Holders will be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, all amounts required to be paid to such holders in respect of Vested Company RSUs that are cancelled and converted pursuant to this Section 2.8, less any required withholding pursuant to Section 2.13. The Company or the Surviving Corporation shall pay any portion of a Cash Replacement Company RSU Amount that vests to the applicable holder thereof no later than the first regularly scheduled payroll date following the date on which such portion vests.

(c) Further Actions. The Company shall take all action necessary to effect the cancellation and conversion of Unvested Company RSUs upon the Effective Time and otherwise to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act).

2.9 Company Warrants.

(a) Warrant Treatment. At the Effective Time, each Company Warrant outstanding as of immediately prior to the Effective Time shall, pursuant to the terms of the Warrant Agreement, be automatically cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (i) the total number of shares of Company Common Stock underlying such Company Warrant multiplied by (ii) the excess, if any of (A) the Per Share Price over (B) the Exercise Price (as defined in the Warrant Agreement) (the “Warrant Consideration”).

(b) Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, the aggregate Warrant Consideration owed to all holders of Company Warrants. As promptly as reasonably practicable, but in any event no later than fifteen Business Days after the Closing Date, the Warrant Consideration will be paid by the Company or the Surviving Corporation all amounts required to be paid to such holders in respect of Company Warrants that are cancelled and converted pursuant to this Section 2.9 and the Warrant Agreement.

2.10 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7; provided, that the Company shall, at the written request of Parent, deposit with the Payment Agent at the Closing such portion of such aggregate consideration from the cash and cash equivalents in bank accounts of the Company or any of its Subsidiaries as specified in such request so long as such usage of cash and cash equivalents does not render the Company or any of its Subsidiaries unable to pay its obligations in the ordinary course of business as of immediately following the Closing. Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares, as applicable) of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates by (y) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect of such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (2) the Per Share Price, and the transferred Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.10(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price payable in respect thereof pursuant to Section 2.7.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Price.

(e) Transfers of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(f) No Liability. Subject to applicable Law, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.10 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.11 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.10(c)) be cancelled and exchanged as provided in this Article II.

2.12 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation (without duplication) shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock and Company RSUs such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of Taxes; provided that other than with respect to (a) any compensatory payments subject to payroll withholding or (b) any amounts required to be withheld as a result of a recipient’s failure to deliver a properly completed IRS Form W-9 or applicable W-8, as applicable, pursuant to the letter of transmittal, the Person intending to withhold shall use commercially reasonable efforts to notify the Person to whom amounts would otherwise be payable of any amounts that it intends to deduct and withhold as soon as is reasonably practicable prior to the payment with respect to which such amounts will be withheld (which notice shall set forth a description of the factual and legal basis for such withholding) and Parent, the Company and the Surviving Corporation, shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC on or after December 31, 2021 (the “Company SEC Documents”) other than any disclosures contained (i) solely in the risk factors sections of such Company SEC Documents, and (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments; provided that nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 3.7 (Company Capitalization); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the Organizational Documents and the bylaws of the Company or any of its Subsidiaries, in each case as amended through, and as in effect as of, the date of this Agreement, have been made available to the Parent and Merger Sub.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof (collectively, the “Company Board Recommendation”).

(b) Fairness Opinion. The Company Board has received from Northland Securities an opinion, dated as of the date hereof, to the effect that, as of such date and based upon and subject to the various assumptions set forth therein, the Per Share Price to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. As of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(c) Anti-Takeover Laws. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 4.6, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in any applicable “anti-takeover” Law will not be applicable to the Merger or the transactions contemplated by the Voting Agreements.

3.4 Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Charter or the Bylaws; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 are obtained and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries; and (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the NYSE; (iv) compliance with any applicable requirements of the HSR Act and any applicable Foreign Regulatory Laws and obtaining approval with respect thereto; (v) such filings as may be required or deemed desirable to submit to CFIUS; (vi) such Governmental Authorizations set forth on Section 3.6 of the Company Disclosure Letter and (vii) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock; and (ii) 1,000,000 shares of Company Preferred Stock. As of 11:59 p.m., New York City time, on June 27, 2023 (such time and date, the “Capitalization Date”), (A) 13,325,920 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; (C) 799,446 shares of Company Common Stock (all of which are Company Common Stock) were held by the Company as treasury shares; (D) outstanding Company Warrants to acquire 1,554,474 shares of Company Common Stock, of which 373,691 Company Warrants are Company Private Warrants; and (E) $200,000,000 aggregate principal amount of Convertible Notes (with a conversion rate as of the date hereof equal to 16.9463 shares of Company Common Stock per $1,000 principal amount, subject to adjustment as provided in the Convertible Notes Indenture) were issued and outstanding. All issued and outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 1,035,969 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were 1,177,377 shares of Company Common Stock subject to outstanding Company RSUs. From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Common Stock, other than pursuant to the vesting and settlement of Company RSUs, in each case, which were granted prior to the date of this Agreement and disclosed in the prior sentence and has not issued any Company Preferred Stock.

(c) Company RSUs. Section 3.7(c)(i) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Capitalization Date, and with respect to each outstanding Company RSU, the name of the holder of such Company RSU, the grant date of such Company RSU, the applicable vesting schedule (and the terms of any acceleration rights thereof). Each Company RSU was granted in accordance with the terms of the applicable Employee Plan and award agreements thereunder and all applicable governing law. Section 3.7(c)(ii) of the Company Disclosure Letter sets forth each employee or other individual service provider with an offer letter or other Contract or Employee Plan that contemplates a grant of, or right to purchase or receive Company RSUs, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other equity securities and any promised terms thereof.

(d) Company Securities. Except as set forth in Sections 3.7(a) and (b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company other than those which have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date as set forth in Section 3.7(b); (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a Subsidiary thereof); (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the items in clauses (i), (ii) and (iii), collectively, the “Company Securities”).

(e) Other Rights. There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (B) to make payments based on the price or value of any Company Securities or (C) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities. As of the date of this Agreement, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

3.8 Subsidiaries.

(a) Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company or a wholly owned Subsidiary of the Company owns one hundred percent of the capital stock of each direct or indirect Subsidiary of the Company. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other securities of the Company.

3.9 Company SEC Documents. Since December 31, 2021 and through the date of this Agreement, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement. Each Company SEC Document complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Document was filed, and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements filed or furnished by the Company with the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Documents (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments). Except as has been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the year ended December 31, 2022 (nor has any such material weakness been identified since such date through the date hereof).

(c) Internal Controls. Except as set forth on Schedule 3.10(c), since December 31, 2021 through the date of this Agreement, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company or any of its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company or any of its Subsidiaries. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) arising in connection with the Transactions or in connection with obligations under existing Contracts or applicable Law; (c) incurred in the ordinary course of business; and (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Since December 31, 2022 through the date of this Agreement, except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business.

(b) Since December 31, 2022, there has not been any effect, change, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each Subsidiary of the Company that is a party thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date hereof, the Company has not received any notice from or on behalf of any party to a Material Contract indicating that such party intends to terminate, or not renew, any Material Contract with such party.

3.14 Real Property.

(a) Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have a good and valid leasehold interest in all of its Leased Real Property, free and clear of all liens (except for Permitted Liens); (b) each lease, license, sublease and occupancy agreement (each, a “Lease“) with respect to material real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as of the date hereof as lessee or sublessee (the “Leased Real Property”), is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto; and (c) neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, beyond any applicable notice and cure periods specified in such Leases. Section 3.14 of the Company Disclosure Letter sets forth a true and complete list of all material Leased Real Property.

(b) Owned Real Property. Neither the Company nor any of its Subsidiaries owns any land, buildings or other real property.

3.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since January 1, 2021 have been, in compliance with all applicable Environmental Laws and hold and are in compliance with all Environmental Permits, (ii) since January 1, 2021 to the date of this Agreement (or earlier if unresolved), no written notice of violation of, or liability arising under, any Environmental Law has been received by the Company or any of its Subsidiaries, (iii) no Legal Proceeding is pending or, to the Knowledge of the Company as of the date of this Agreement, threatened in writing against the Company or any of its Subsidiaries under any Environmental Law, and (iv) to the Knowledge of the Company, there has been no release of Hazardous Substances on Leased Real Property operated by the Company or any of its Subsidiaries that would reasonably be expected to have a Company Material Adverse Effect.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) Company Registered Intellectual Property and Internet domain names registered in the name of the Company or any Subsidiary, in each case including, to the extent applicable, (A) the owner of such filing, issuance or registration, (B) the date of filing, issuance or registration, and (C) the filing, issuance or registration number, (ii) (A) licenses, (B) sublicenses or (C) other agreements under which the Company or one of its Subsidiaries is granted a covenant-not-to-sue or assert or other rights by others in Intellectual Property, in the case of each of (A) and (B) with annual payments in excess of $500,000 (“Licenses In”), other than (w) non-disclosure agreements, (x) non-exclusive retail shrink-wrap, click-wrap, or other licenses for off-the-shelf software that is generally available on a commercial basis, (y) Open Source Software licenses, and (z) non-exclusive licenses that are merely incidental to the transaction contemplated by the applicable contract; (iii) (A) licenses, (B) sublicenses or (C) other agreements under which the Company has granted a covenant-not-to-sue or assert or other rights to others in Intellectual Property (“Licenses Out”), other than (x) in the case of each of (A) or (B) licenses or sublicenses with annual payments of less than $500,000, (y) nonexclusive licenses granted to customers, resellers, or distributors in the ordinary course of business and (z) non-disclosure agreements.

(b) Except as set forth on Section 3.16(b) of the Company Disclosure Letter:

(i) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to the Company Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, the Company or one of its Subsidiaries, exclusively owns such Company Intellectual Property, free and clear of all liens, except for Permitted Liens;

(ii) all Company Registered Intellectual Property is (A) registered in the name of the Company or one of its Subsidiaries; and (B) have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries is subsisting, valid and enforceable;

(iii) there are no pending or, to the Knowledge of the Company, threatened claims against the Company or one of its Subsidiaries alleging that any of the operation of the business of, or any activity by, the Company or one of its Subsidiaries infringes or violates (or since January 1, 2020 infringed or violated) the rights of others in or to any Intellectual Property (“Third Party IP”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP or that any of the Company Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries is invalid or unenforceable;

(iv) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the operation of the business of nor any activity by the Company or one of its Subsidiaries infringes or violates (or in the past infringed or violated) any Third Party IP or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP;

(v) except with respect to Company Intellectual Property that is owned by the Company or any of its Subsidiaries as a matter of law and except as would not reasonably be expected to be material and adverse to the business of the Company and its Subsidiaries taken as a whole, all former and current employees, consultants and contractors of the Company and its Subsidiaries who have created or developed the subject matter of any Company Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, have executed written instruments with the Company or the applicable Subsidiary that assign to the Company or the applicable Subsidiary all rights, title and interest (including all Intellectual Property) in and to all of such owned Company Intellectual Property;

(vi) to the Knowledge of the Company, (A) there is no, nor has there been any, infringement or violation by any person or entity of any of the Company Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, or the Company or any of its Subsidiaries’ rights therein or thereto and (B) there is no, nor has there been any, misappropriation by any person or entity of any of the Company Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries or the subject matter thereof;

(vii) except as would not be material and adverse to the business of the Company and its Subsidiaries as a whole, the Company and each Subsidiary has taken all reasonable measures to protect the confidentiality and value of the subject matter of all Trade Secrets owned or purported to be owned by the Company and its Subsidiaries;

(viii) neither the Company or its Subsidiary has (A) granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any source code of any of the Products, or (B) provided or disclosed any source code of any Product to any person or entity;

(ix) except as would not reasonably be expected to have, individually or in the aggregate, a company Material Adverse Effect, (A) none of the Products were developed with or contain, incorporate, links to or are called by, are distributed with, or otherwise use any Open Source Software (and Section 3.18(b)(ix) of the Company Disclosure Letter identifies the manner in which such Open Source Software has been used by the Company and each of its Subsidiaries (e.g., used in development of Products, contained or incorporated in Products, linked to or called by Products, or distributed with Products)), and (B) the development of any Product with any such Open Source Software, and the incorporation, linking, calling, distribution or other use in, by or with any such Product of any such Open Source Software, does not obligate the Company or any of its Subsidiaries to disclose, make available, offer or deliver to any third party any portion of the source code of such Product or component thereof other than the applicable Open Source Software; except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all licenses for Open Source Software that it uses;

(x) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, following the Closing Date, the Parent will have the same or substantially similar rights and privileges in the Company Intellectual Property and Computer Systems as the Company and its Subsidiaries had in the Company Intellectual Property and Computer Systems immediately prior to the Closing Date.

3.17 Tax Matters.

(a) Each of the Company and its Subsidiaries have timely filed (taking into account valid extensions) all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects;

(b) The Company and each of its Subsidiaries have paid all material Taxes that are required to be paid by it (whether or not shown as due on any Tax Return);

(c) Each of the Company and its Subsidiaries has timely paid or withheld with respect to their shareholders, employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all material Taxes required to be paid or withheld;

(d) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations with respect to, or extended the period for the assessment or collection of, any Tax, which waiver or extension remains in effect;

(e) No audits, examinations, disputes or claims with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing; no written claim has been made by a Governmental Authority in a jurisdiction where any of the Company or its Subsidiaries does not file Tax Returns (or a particular type of Tax Returns) that the Company or such Subsidiary, as the case may be, is or may be subject to Tax (or subject to a particular type of Tax) in that jurisdiction; there are no liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(f) The Company or any of its Subsidiaries has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger;

(g) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; (B) has been a member of an affiliated group filing a consolidated, unitary or combined or other similar Tax Return (other than an affiliated group the common parent of which is the Company or any Subsidiary of the Company); or (C) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law;

(h) The Company is treated as a corporation for U.S. federal income Tax purposes, and has been since the date of its formation. Each of the Subsidiaries is characterized for U.S. federal income tax purposes in accordance with its default classification;

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iv) any deferred intercompany gain or excess loss account described in Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (v) installment sale or open transaction disposition made on or prior to the Closing Date, or (vi) prepaid amount received or deferred revenue accrued, in each case, outside the ordinary course of business, on or prior to the Closing Date;

(j) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2); and

(k) The Company has not been, during the applicable period provided in Section 897(c) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

3.18 Employee Benefits.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans.

(b) Absence of Certain Plans. Neither the Company nor any of its ERISA Affiliates has, within the last six (6) years, ever maintained, sponsored or participated in, or contributed to or been required to contribute to or had any liability (whether contingent or otherwise) or obligation with respect to, (i) a “multiemployer plan” (as defined in Section (3)(37) of ERISA), (ii) a “multiple employer plan” (as defined in Section 210 of ERISA or Section 413(c) of the Code), (iii) a plan that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (iv) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any ERISA Affiliate has, within the last six (6) years, incurred any liability under Title IV of ERISA that has not been satisfied in full.

(c) Compliance. Each Employee Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including without limitation the applicable provisions of ERISA, the Affordable Care Act, and the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and to the Knowledge of the Company, no event or omission has occurred that would result in the revocation of the qualified status of any such Employee Plan or require corrective action to the IRS Employee Plans Compliance Resolution System to maintain such qualification. No Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. All payments and/or contributions required to have been timely made with respect to all Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Plan and applicable Law.

(d) Employee Plan Legal Proceedings. There are no Legal Proceedings pending or, as of the date of this Agreement, threatened on behalf of or against any Employee Plan or to the Knowledge of the Company, any fiduciary thereof, other than routine claims for benefits, and to the Knowledge of the Company, there is no reasonable basis for any such Legal Proceeding.

(e) No Welfare Benefit Plan. No Employee Plan provides material post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar Law for which such person pays the full cost of such benefits or as required by applicable Law, or continued coverage through the end of the month in which such termination occurs.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has announced its intention to modify or terminate any Employee Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Plan. No Employee Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.

(g) Section 409A. Each Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment that has been made under any Employee Plan is subject to the penalties of Section 409A(a)(1) of the Code.

(h) Foreign Employee Plans. With respect to each Employee Plan that is subject to the laws of a jurisdiction outside of the United States (a “Foreign Employee Plan”), the fair market value of the assets of each funded Foreign Employee Plan (including the liability of any insurer to any such Foreign Employee Plan) is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Employee Plan according to the actuarial assumptions and valuations most recently used to determined employer contributions to such Foreign Employee Plan and, to the Knowledge of the Company, none of the transactions contemplated by this Agreement will cause such assets or insurance obligations to be materially less than such benefit obligations. Each Foreign Employee Plan required or intended to be registered, qualified or approved under applicable Law has in fact been registered, qualified or approved, as the case may be, under applicable Law and has been maintained in good standing with applicable regulatory authorities in all material respects, and if intended to qualify for favorable tax treatment, there are no existing circumstances or events that have occurred that would reasonably be expected to affect adversely such favorable tax treatment with respect to such Foreign Employee Plan. No notice, investigation or material penalty relating to the Company Stock Plans and any Foreign Employee Plan has been issued, imposed, made or threatened by HM Revenue & Customs, and to the Knowledge of the Company, and there are no circumstances which may reasonably be expected to give rise to any such notice, investigation or material penalty.

(i) Any person who is a resident in the United Kingdom who holds shares or securities in the Company or any Subsidiary that are restricted securities within the meaning of Part 7 ITEPA 2003 either paid no less than unrestricted market value for the acquisition of such restricted securities or has made a valid election under Section 431 ITEPA 2003 in respect of such restricted securities.

(j) No Employee Plan provides for any tax “gross-up” or similar “make-whole” payments.

(k) None of the execution and delivery of this Agreement, the stockholder approval of this Agreement, or the consummation of the Transactions could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries; (ii) further restrict any rights of the Company to amend or terminate any Employee Plan; or (iii) result in any payment or benefit made by the Company or any of its Subsidiaries to be characterized as a parachute payment within the meaning of Section 280G of the Code in each case, except as set forth in Section 3.18(k) of the Company Disclosure Letter or as provided in this Agreement.

(l) Documents. True, complete and correct copies of the following documents, with respect to each Employee Plan, where applicable, have previously been delivered to Parent: (i) all documents embodying or governing such Employee Plan (or for unwritten Employee Plans a written description of the material terms of such Employee Plan) and any funding medium for the Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all material modifications thereto; (vi) the most recent non-discrimination testing results; and (vii) all non-routine correspondence to and from any Governmental Authority within the last three (3) years.

3.19 Labor Matters.

(a) Census. Section 3.19(a) of the Company Disclosure Letter set forth a true and complete list, as of June 23, 2023, of each employee of the Company and its Subsidiaries, together with each such employee’s period of continuous service, workplace location, job title or job function, employing entity (including any professional employer organization), annual salary or pay rate (as appropriate), notice period, union status, location (country and city), and bonus and/or commission entitlements.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth the collective bargaining agreements, trade union agreements, or works council Contracts (or comparable agreements in each relevant jurisdiction in which a Company or Subsidiary employee performs their work) to which the Company or any of its Subsidiaries is a party or by which any of them is bound as of the date of this Agreement. To the Knowledge of the Company, there are no ongoing or threatened activities or industrial action of any labor union to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. There is no strike, lockout, slowdown or work stoppage, or other material labor dispute by or involving employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(c) Except as set forth in Section 3.19(c) of the Company Disclosure Letter: (i) neither the Company nor any of its Subsidiaries is currently planning to implement any group layoffs, collective redundancies, or other voluntary or involuntary employment termination programs that would or could reasonably be expected to require the Company or such Subsidiary to satisfy any notice obligations; (ii) to the Knowledge of the Company, no officer, executive, or other key employee of the Company or any of its Subsidiaries has any present intention to terminate his or her employment in connection with the transactions contemplated by this Agreement.

(d) The Company and each of its Subsidiaries is and has, during the last three (3) years, been in compliance with all labor- and employment-related Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the officers, executive officers or directors of the Company has been the subject of any allegations of sexual harassment, sexual misconduct or unlawful discrimination in connection with their activities for or on behalf of the Company or any of its Subsidiaries.

(e) No consultation or other form of individual or collective employee or workforce engagement procedure is required, triggered or engaged (whether by Law, Contract or any non-binding agreement or policy covering any employees of the Company or its Subsidiaries introduced or applied by their employing entity) in relation to any employees of the Company or any of its Subsidiaries in any relevant jurisdiction by or in connection with the execution of this Agreement, Closing, or the transaction contemplated by this Agreement.

3.20 Compliance with Laws.

(a) The Company and each of its Subsidiaries is, and since January 1, 2017 have been, in compliance with all Laws, including, for the avoidance of doubt, all Communications Laws, that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since January 1, 2017 to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved. For the avoidance of doubt, Governmental Authorizations includes all Communications Authorizations.

(c) The Company and each of its Subsidiaries, to the extent applicable, pay and have, since January 1, 2017, paid any and all amounts due to the relevant Governmental Authority in compliance with the Communication Laws.

3.21 Privacy and Data Security.

(a) The Company and its Subsidiaries comply, and have, since January 1, 2020, complied, in all material respects with all: (i) Privacy Laws; (ii) the Company’s and its Subsidiaries’ published policies, statements, and binding contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Information; and (iii) all applicable industry standards including, without limitation, the Payment Card Industry Data Security Standard and all other applicable requirements of the payment card brands (all of the foregoing, collectively, the

“Privacy Requirements”). The Company and its Subsidiaries display a privacy policy on each website and mobile application owned, controlled, or operated by the Company and its Subsidiaries, and each such privacy policy incorporates all material disclosures to data subjects as required by the Privacy Requirements. None of the disclosures made or contained in any such privacy policy has been materially inaccurate, misleading or deceptive, or in violation of the Privacy Requirements (including containing any material omission).

(b) The Company and its Subsidiaries have obtained, or have contractually obligated its customers to obtain, all consents required from data subjects under Privacy Requirements, and the Company and its Subsidiaries hold auditable records evidencing such consent.

(c) The Company and its Subsidiaries maintain records of their processing activities in accordance with Privacy Requirements.

(d) The Company and its Subsidiaries have implemented commercially reasonable organizational, physical, administrative, and technical measures and policies consistent with the Privacy Requirements (including HIPAA) to protect: (i) the integrity, security, and operations of all Computer Systems under the Company’s control that process Personal Information; and (ii) all Personal Information owned, controlled, or stored by or on behalf of the Company and its Subsidiaries from and against data security incidents or other misuse. The Company and its Subsidiaries have implemented reasonable procedures, materially consistent with the requirements of all applicable Privacy Requirements, to detect data security incidents and to protect Personal Information against loss and against unauthorized access, use, modification, disclosure, or other misuse.

(e) The Company and its Subsidiaries have: (i) regularly conducted and regularly conduct vulnerability testing, risk assessments, and external audits of, and track security incidents related to, the Computer Systems (collectively, “Information Security Reviews”); (ii) timely remediated material or critical findings or vulnerabilities identified in such Information Security Reviews, including by installing software security patches and other fixes; and (iii) timely made available true and accurate copies of all Information Security Reviews conducted in the previous year.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Computer Systems are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the operation of the business of the Company and its Subsidiaries as previously conducted and as currently conducted. Since January 1, 2020, the Computer Systems have not materially malfunctioned or failed in a manner that resulted in significant or chronic disruptions to the operation of the business of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the Knowledge of the Company, the Computer Systems do not contain any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the Knowledge of the Company, none of the Computer Systems contain any unauthorized feature (including any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time, or upon command by any Person. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology consistent with industry practices.

(g) In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or processed by or on behalf of the Company and its Subsidiaries, the Company and its Subsidiaries have, in accordance with Privacy Requirements, entered into binding written data processing agreements with any such third party that comply in all material respects with applicable Privacy Requirements with respect to Personal Information. The Company and its Subsidiaries have disclosed all such data processing agreements to which the Company is a party.

(h) There have been no data security incidents, data breaches, ransomware incidents, or unauthorized access or other misuse related to any Computer Systems or Personal Information in the custody or control of the Company or its Subsidiaries or, to the Knowledge of the Company, any service provider acting on behalf of the Company or its Subsidiaries, that would require notification of individuals or any Governmental Authority, or otherwise have a Company Material Adverse Effect on the Company’s business. The Company and its Subsidiaries have a data breach response plan, which is regularly tested.

(i) The consummation of any of the transactions contemplated hereby or thereby will not materially violate any Privacy Requirements as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained. The Company and its Subsidiaries are not subject to any Privacy Requirements that, following the Closing, would prohibit the Company or Parent from receiving or using Personal Information in the manner in which the Company receives and uses such Personal Information prior to the Closing.

(j) There have not been any Legal Proceedings against the Company or its Subsidiaries related to any data security incidents, ransomware incidents, or any violations of any Privacy Requirement, and, to the Knowledge of the Company, there are no facts or circumstances which could serve as the basis for any such Legal Proceedings. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries have been party to or the subject of any Legal Proceedings or alleged violations of Privacy Requirements from any Person, and there is no such ongoing Legal Proceeding.

(k) The Company and its Subsidiaries have not transferred or directed any third party to transfer on their behalf Personal Information outside of the European Economic Area or the United Kingdom except in material compliance with applicable Privacy Requirements.

(l) To the Knowledge of the Company, the Company and its Subsidiaries have not distributed marketing communications to any data subject, including in the European Union and the United Kingdom, except in accordance with the Privacy Requirements.

(m) To the Knowledge of the Company, the Company or any of its Subsidiaries is in material compliance with all federal and state privacy and data security laws governing health information, including, without limitation, HIPAA. The Company or any of its Subsidiaries has entered into business associate agreements (as defined under HIPAA) with all third parties acting as business associate subcontractors, as defined in 45 C.F.R. § 160.103, of the Company or any of its Subsidiaries, as applicable. To the Knowledge of the Company, to the extent the Company or any of its Subsidiaries is acting as a business associate or subcontractor (as those terms are defined under HIPAA), the Company or any of its Subsidiaries is not and has never been in material violation or breach of a business associate agreement. The Company or any of its Subsidiaries has never received any written communication from any Governmental Authority that alleges that it is not in compliance with HIPAA. All of the respective workforce (as such term is defined in 45 C.F.R. § 160.103) of the Company or any of its Subsidiaries have received regular training on privacy and data security matters in compliance with Privacy Requirements.

(n) The Company has provided to Parent accurate and complete copies of any written complaint(s) delivered to the Company alleging a violation of any Privacy Requirements.

3.22 Health Care Matters. The Company and its Subsidiaries are and have been, since January 1, 2020, in compliance with all Health Care Laws. There have been no Legal Proceedings related to any Health Care Law against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority of any violation of, or alleged violation of any Health Care Law, and to the Knowledge of the Company, there are and have been no facts or circumstances that are likely to form the basis for any such Legal Proceeding. No Person has filed or to the Knowledge of the Company, threatened to file, against the Company or any of its Subsidiaries any Legal Proceeding under any Health Care Law.

3.23 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for any Transaction Litigation, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b) No Orders. As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any order that would prevent or materially delay the consummation of the Transactions or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.24 Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. As of the date of this Agreement, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.25 Anti-Corruption Compliance.

(a) Neither the Company, nor any of its predecessors or current or former Subsidiaries (including any of their respective employees, officers or directors), has, at all times since January 1, 2020, taken or failed to take any action that would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010 (“UKBA”), the (Indian) Prevention of Corruption Act, 1988 (“POCA”) any rules or regulations under these laws, or any other applicable anti-corruption or anti-kickback law or regulation, including without limitation: (i) the making of any offer or promise to pay, payment of, or authorization of payment of, directly or indirectly, money or anything of value to any person or Official, for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (ii) use of any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) establishment or maintenance of any unlawful fund of corporate monies or other properties; or (iv) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature. For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority or employees of state-owned or state-controlled businesses.

(b) The Company and each of its Subsidiaries have in place adequate controls and systems to ensure compliance with applicable Laws pertaining to anti-corruption, including the FCPA, the UKBA and the POCA, in each of the jurisdictions in which the Company or any of its Subsidiaries currently does or in the past has done business, either directly or indirectly. Neither the Company, its predecessors, nor any of its Subsidiaries has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Authority relating to the FCPA, the UKBA, the POCA, anti-corruption, or anti-kickback activity. To the Knowledge of the Company, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to the FCPA, the UKBA, the POCA, anti-corruption, or anti-kickback activity by the Company, its predecessors, or its current or former Subsidiaries.

3.26 Trade Control Laws.

(a) The Company and its Subsidiaries have, at all times since January 1, 2020, been in compliance with all applicable import, export control, and economic and trade sanctions laws, regulations, statutes, and orders, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “Trade Laws”) and have obtained, or are otherwise qualified to rely upon, all necessary import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any governmental authority required for (i) the import, export, and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals (the “Trade Approvals”).

(b) Neither the Company nor any of its Subsidiaries, nor any director, officer or, to the Knowledge of the Company, employee thereof, is an individual or entity that is (i) currently the subject or target of any Sanctions, (ii) included on any list of restricted or prohibited persons administered or maintained by any Sanctions authority, (iii) located, organized or ordinarily resident in a Designated Jurisdiction, or (iv) owned or controlled by any Person or Persons specified in (i), (ii), or (iii) above. The Company and its Subsidiaries do not, directly or indirectly, (x) have any investment in, or engage in any dealing or transaction with, any person in violation of any applicable Sanctions or (y) engage in any activity that could cause the Company to become subject to Sanctions.

(c) Except as set forth in Schedule 3.26(c) of the Company Disclosure Letter, all items (including software) manufactured, developed, or exported by the Company and its Subsidiaries over the last five years either (1) were not subject to the U.S. Export Administration Regulations, or (2) have been classified as EAR99 under the U.S. Export Administration Regulations. Schedule 3.26(c) of the Company Disclosure Letter includes for each item set forth therein, the Export Control Classification Number (under the Commerce Control List of the U.S. Export Administration Regulations) or United States Munitions List Category (of the International Traffic in Arms Regulations), the date such classification was made, and an indication whether the item was self-classified or the classification was the result of an agency determination.

(d) There are no pending or threatened claims against the Company or its Subsidiaries, nor any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals. Neither the Company nor its Subsidiaries have been found in violation of, charged with, or convicted of violating any Trade Laws, nor filed any voluntary disclosures with any Governmental Authority regarding possible violations of Trade Laws. The Company has established sufficient internal controls and procedures to ensure compliance with the Trade Laws and has made available all of such documentation to Parent.

3.27 Money Laundering. The Company and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance with all United States federal, state, and local laws and regulations and the laws and regulations of any foreign jurisdiction relating to the prevention of money laundering or terrorist financing applicable to the Company or any of its Subsidiaries or the property or business or operations of the Company or any of its Subsidiaries, including, without limitation, the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act) and the Uniting and Strengthening America by Providing Appropriate Tools to Intercept and Obstruct Terrorism Act of 2001, the (Indian) Prevention of Money Laundering Act 2002 (collectively, “Anti-Money Laundering Laws”). Neither the Company nor any of its Subsidiaries (A) has been found in violation of, charged with, or convicted of a predicate crime for money laundering under any of the Anti-Money Laundering Laws or other applicable law, (B) is under investigation by any Governmental Authority for possible violation of Anti-Money Laundering Laws, (C) has been assessed civil penalties under any Anti-Money Laundering Laws, or (D) has had any of its funds or property seized or forfeited in an action under any Anti-Money Laundering Laws. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to any of the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

3.28 Brokers. There is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

3.29 Related Party Transactions. Except as set forth in the Company SEC Documents or compensation or other employment arrangements in the ordinary course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) thereof or any stockholder that beneficially owns 5% or more of the shares of Company Common Stock, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.30 Company Information. The information supplied or to be supplied by the Company for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

3.31 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Parent and Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent on the date of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub (in the case of Merger Sub, upon execution of the Joinder) hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) consummate the Transactions and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; and (c) assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to Parent or Merger Sub, except in the case of each of clauses (b) and (c) for such violations, conflicts, breaches, defaults, terminations or accelerations that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by Parent and Merger Sub, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act, Italian antitrust Laws, “golden power” / foreign direct investment Laws and any applicable Foreign Regulatory Laws and obtaining approval with respect thereto; (iv) such filings as may be required or deemed desirable to submit to CFIUS; (v) the clearance by Italian Presidency of the Council of Ministers for the purpose of “golden power” or foreign direct investment Laws; (vi) the clearance with Mimit and AGCom if requested by Mimit; (vii) RBI Approval; and (viii) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, as of the date of this Agreement, threatened against Parent or Merger Sub that would, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Common Stock. None of Parent or Merger Sub (a) owns any shares of Company Common Stock or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company during the three years prior to the date of this Agreement.

4.7 Brokers. Except for Lazard Frères & Co. LLC, there is no financial advisor, investment banker, broker or finder that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage or finder’s fee or commission in connection with the Merger.

4.8 Operations of Merger Sub. The authorized capital stock of Merger Sub shall consist solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Merger Sub shall be formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by this Agreement. Parent shall be the lawful and beneficial owner of all of the outstanding capital stock and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents.

4.10 Sufficiency of Funds. Parent has and will have as of the Effective Time, and will cause Merger Sub to have as of the Effective Time, available to them cash, cash equivalents and other sources of immediately available funds sufficient to pay the Per Share Price and all other cash amounts payable in connection with the Closing pursuant to this Agreement. In no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

4.11 Parent and Merger Sub Information. The information supplied or to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the stockholders of the Company or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.12 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives.

4.13 Stockholder and Management Arrangements. As of the date of this Agreement, other than this Agreement and any other agreement contemplated hereby, including the Voting Agreements, or as set forth on Section 4.13 of the Parent Disclosure Letter, none of Parent or Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (ii) any holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal.

4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants, or agreements set forth herein. Without limiting the generality of the foregoing, except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub each acknowledges and agrees that neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law, or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) maintain its existence in good standing pursuant to applicable Law, (ii) preserve intact in all material respects its material assets and properties, (iii) conduct its business in all material respects in the ordinary course of business, and (iv) preserve intact in all material respects its significant commercial relationships with third parties; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.2.

5.2 Forbearance Covenants. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries, to:

(a) amend the Organizational Documents of the Company or amend in any material respect the Organizational Documents of any Subsidiaries of the Company;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) (i) issue, sell, deliver or agree or commit to issue, sell or deliver any Company Securities, except as required by the terms of any employment agreements or arrangements set forth on Section 5.2(c)(i) of the Company Disclosure Letter or any award agreements under the Company Stock Plans or otherwise with respect to, and upon the vesting, exercise or settlement of, Company RSUs, in each case, in effect on the date of this Agreement or granted after the date of this Agreement in compliance with this Agreement; or (ii) as contemplated by Section 5.2(g) or Section 6.11;

(d) except for transactions solely among the Company and its Subsidiaries or solely among the Subsidiaries of the Company, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the vesting and settlement of Company RSUs, and the acquisition by the Company of Company RSUs in connection with the forfeiture of such awards, in each case in accordance with their terms;

(e) (i) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (iii) modify the terms of any shares of its capital stock or other equity or voting interest; or (iv) pledge or encumber any shares of its capital stock or other equity or voting interest;

(f) (i) incur, assume, endorse, guarantee, or otherwise become liable for any indebtedness for borrowed money, except (A) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries to the extent such indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 5.2(f), (B) performance bonds and surety bonds entered into in the ordinary course of business,(C) any indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries and (D) any additional Indebtedness for borrowed money in an amount not to exceed $350,000 in the aggregate at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A) through (C);

(g) (i) enter into, adopt, amend or modify (including accelerating the vesting or payment), or terminate any Employee Plan or make or grant any award under any Employee Plan (including any equity, bonus, or incentive compensation) other than payment of 2023 annual bonuses in the ordinary course of business, consistent with past practice; (ii) increase the compensation of any director, officer or employee or other individual independent contractor of the Company; or (iii) hire or terminate (other than for “cause”) any employee or other individual independent contractor, except, in the case of each of clauses (i), (ii) and (iii), (A) in the ordinary course of business with respect to Persons eligible to earn an annual base salary or wages (or, in the case of non-employee service providers, equivalent compensation) of $200,000 or less, provided that such exclusion shall not apply to any issuance, sale, or delivery of any Company Securities; (B) to the extent required by applicable Law or pursuant to any Employee Plan in effect on the date of this Agreement and set forth on Section 3.18(a) of the Company Disclosure Letter; or (C) in conjunction with annual renewal or plan design changes for the Employee Plans (other than severance or separation plans, bonus or other incentive plans or equity or equity-based awards, plans and agreements) that are made in the ordinary course of business and do not materially increase the cost to the Company and its Subsidiaries;

(h) Settle, release, waive, or compromise any pending or threatened Legal Proceeding for an amount equal to or in excess of $1,000,000 individually or $3,000,000 in the aggregate other than (A) any settlement where the amount paid or to be paid by the Company or any of its Subsidiaries is covered by insurance coverage maintained by the Company or any of its Subsidiaries and (B) settlements of any Legal Proceedings for an amount not in excess of the amount, if any, reflected or reserved expressly and specifically with respect to such Legal Proceedings in the balance sheet (or the notes thereto) of the Company; provided that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Proceeding which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(i) materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

(j) change any material Tax election, or settle any income or other material Tax claim or assessment; consent to any extension or waiver of any limitation period with respect to any Tax claim or assessment; file an amended Tax Return that could reasonably be expected to materially increase the Taxes payable by the Company or its Subsidiaries; or enter into a closing agreement with any Governmental Authority regarding any Tax;

(k) other than as set forth in the capital expenditure budget set forth in Section 5.2(k) of the Company Disclosure Letter (the “Capex Budget”), (i) make, authorize, or make any commitment with respect to, capital expenditures that are in the aggregate in excess of $1,000,000 for the Company or any of its Subsidiaries, (ii) fail to operate in all material respects in accordance with the Capex Budget or asset maintenance plan set forth in Section 5.2(k)(ii) of the Company Disclosure Letter or (iii) enter into any lease of personal property or any renewals thereof except in the ordinary course of business substantially consistent with past practice;

(l) enter into, modify in any material respect, amend in any material respect or terminate (other than any Material Contract that has expired in accordance with its terms) any Material Contract except, in each case, in the ordinary course of business; provided, that any Material Contract (x) described by the definition set forth in Section 1.1(kkk)(iii) shall be exclusively governed by Section 5.2(m) and (y) described by the definition set forth in Section 1.1(kkk)(iv) shall be exclusively governed by Section 5.2(f);

(m) acquire any division, assets, properties, businesses or equity securities in any Person (including by merger, consolidation or acquisition of stock or assets), other than (i) in or from any wholly owned Subsidiary of the Company or (ii) acquisitions of products and services in the ordinary course of business;

(n) sell, assign, transfer, or otherwise dispose of, any of the Company’s or its Subsidiaries’ material assets, other than such sales, assignments, transfers or other dispositions that (i) are sales of products and services or dispositions of tangible assets in the ordinary course of business; (ii) do not have a purchase price that exceeds $500,000 individually or $1,000,000 in the aggregate; or (iii) expire in accordance with their statutory terms;

(o) sell, assign, transfer, license, abandon, cancel, permit to lapse or enter the public domain, pledge, encumber or otherwise dispose of any material Company Intellectual Property owned or purported to be owned by the Company, other than (i) the grant of nonexclusive licenses, (ii) the abandonment of registered Intellectual Property that is not material to the operation of the business of the Company or any of its Subsidiaries, each in the ordinary course of business, and (iii) registrations of Intellectual Property that expire in accordance with their statutory terms and can no longer be extended;

(p) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(q) make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) extensions of credit to customers in the ordinary course of business; (ii) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s or its Subsidiaries’ policies related thereto; and (iii) loans, advances or capital contributions to, or investments in, any direct or indirect wholly owned Subsidiaries of the Company in amounts less than $500,000 in the aggregate;

(r) amend (i) the Company’s pricing terms in any Contract other than in the ordinary course of business and pursuant to the terms of the Contract or (ii) the Company’s standard pricing policy in effect as of the date hereof in a manner adverse to the Company and its Subsidiaries;

(s) effectuate or announce any plant closing, collective redundancy, employee layoff, furlough, reduction to terms and conditions of employment, or similar event that would require notice (or any similar obligations) by the Company or its Subsidiaries under the Worker Adjustment and Retraining Notification Act of 1988, as amended or any similar applicable Law;

(t) enter into, amend, or terminate any collective bargaining agreement or other labor agreement with a labor union, works council, or similar labor organization;

(u) enter into any new line of business;

(v) fail to maintain in all material respects any material insurance policies; or

(w) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) No Solicitation or Negotiation. Subject to the final sentence of this Section 5.3(a), and subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and shall not authorize or knowingly permit any of their respective directors, officers, employees, investment bankers, attorneys, consultants, accountants and other advisors and representatives (collectively, “Representatives” ) to, directly or indirectly, (A) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any such Person access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage or knowingly facilitate, any proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (or inquiries, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3 and contacting such Person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal; (D) approve, endorse or recommend an Acquisition Proposal; or (E) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). Subject to the following two sentences of this Section 5.3(a), and subject to the terms of Section 5.3(b), within two Business Days of the execution of this Agreement the Company shall request the prompt return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time within the six month period immediately preceding the date hereof, and shall immediately cease and shall use its reasonable best efforts to cause each of its Subsidiaries and its and their respective Representatives to immediately (x) cease any discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal (or inquiries, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal) by such Person, in each case that exists as of the date of this Agreement and (y) shut off all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company with respect to the Transactions. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the

Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board (or any committee thereof) has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law. The Company shall be responsible for any breach of the terms of this Section 5.3(a) or Section 5.3(b) by its Subsidiaries and its and their Representatives.

(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or such Person’s Representatives that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and such Person’s Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case with respect to an Acquisition Proposal that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors (if any) and outside legal counsel) either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; provided, that the Company shall provide to Parent and Merger Sub any material non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or promptly (and in any event within 48 hours) following the time it is provided to such Person.

(c) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors (if any) and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, that the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(1) the Company has provided prior written notice to Parent at least five Business Days in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change; and

(2) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such five Business Day period, has been available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need to effect a Company Board Recommendation Change; or

(ii) if the Company has received an Acquisition Proposal that the Company Board has determined in good faith (after consultation with its financial advisors (if any) and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) and (B) unless:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors (if any) and outside legal counsel) that the failure to do so is inconsistent with its fiduciary duties under applicable Law;

(2) the Company and its Subsidiaries and their respective Representatives have complied in all material respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3) (i) the Company has provided prior written notice to Parent five Business Days in advance (such notice period, including any extension thereto in accordance with this Section 5.3(c)(ii)(3), the “Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of Section 5.3(c)(ii), including the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all material relevant agreements relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, have been available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need to effect a Company Board Recommendation Change or termination; provided, that in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(c)(ii)(3) with respect to such new written notice, it being understood that the “Notice Period” in respect of such new written notice will be three Business Days; and

(4) in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1, including paying the Company Termination Fee in accordance with Section 8.3.

(d) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(c) or Section 5.3(f), the Company Board shall not:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve or recommend to the Company Stockholders an Acquisition Proposal; (C) fail to include the Company Board Recommendation in the Proxy Statement; (D) if an Acquisition Proposal structured as a tender or exchange offer is commenced, fail to publicly recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act; or (E) fail to publicly reaffirm the Company Board Recommendation within five Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions) (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e) Notice. From the Date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall as promptly as reasonably practicable (and, in any event, within 24 hours) notify Parent if any Acquisition Proposal or any bona fide inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal are received by the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal or such bona fide inquiries, offers or proposals; and (ii) (A) copies of the applicable written Acquisition Proposal or any bona fide inquiries, offers or proposals or, if oral, a summary of the material terms and conditions of any such Acquisition Proposal or bona fide inquiries, offers or proposals and (B) any other transaction documents. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms (and supplementally provide the terms) of any such Acquisition Proposal or bona fide inquiries, offers or proposals (including any amendments thereto) and the status of any related discussions or negotiations. The Company shall notify Parent that it has entered into an Acceptable Confidentiality Agreement within 24 hours after the execution thereof.

(f) Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication) or from making disclosures to the Company Stockholders pursuant to applicable securities Laws with regard to the Transactions or an Acquisition Proposal and no such communication by the Company or the Company Board permitted by this Section 5.3(f) shall be deemed to be a Company Board Recommendation Change; provided, that the foregoing shall in no way eliminate or modify the effect that such disclosure would otherwise have under this

Agreement and it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(f) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.3, and it being further understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.3(c).

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation (including Section 5.3(b)), Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall, on the other hand, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Merger and the Transactions, including by (i) causing the conditions to the Merger set forth in Article VII to be satisfied and (ii) (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions.

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) (ii) the provision of additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing material conditions and obligations, in each case, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

Limitations. Section 6.1(a) shall not apply to filings under the HSR Act and Foreign Regulatory Laws, which shall be governed by the obligations set forth in Section 6.2 below.

6.2 Antitrust and Regulatory Matters.

(a) Filing Under the HSR Act and Foreign Regulatory Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, within ten Business Days following the date of this Agreement, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act; and (ii) as promptly as practicable file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with the relevant Governmental Authorities as are required by other applicable Foreign Regulatory Laws listed in Schedule 7.1(b) of the Company Disclosure Letter in connection with the Merger. Each of Parent and the Company shall use reasonable best efforts to (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) use reasonable best efforts to take (and cause their Affiliates to take) all action reasonably necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any Foreign Regulatory Laws applicable to this Agreement or the Merger; and (2) obtain all clearances, consents, approvals, waivers, actions, non-actions and other authorizations pursuant to the HSR Act and Foreign Regulatory Laws applicable to this Agreement or the Merger, in each case as promptly as practicable and in any event prior to the Termination Date. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, shall promptly inform the other of any substantive communication from any Governmental Authority regarding the Merger in connection with such filings. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any Foreign Regulatory Laws applicable to the Merger, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request; provided, that no Party may extend any waiting period or enter into any agreement or understanding with any Governmental Authority without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Avoidance of Impediments. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to, and the Company shall not, without consent of Parent, offer, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any or all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent and Merger Sub (and their respective Affiliates, if applicable) or of the Company and its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of Parent and Merger Sub (and their respective Affiliates, if applicable) or of the Company and its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of Parent and Merger Sub (or their respective Affiliates, if applicable) or of the Company or its Subsidiaries; and (iv) any other restrictions on the activities of Parent or Merger Sub (and their respective Affiliates, if applicable) or of the Company or its Subsidiaries, including the freedom of action of Parent and Merger Sub (and their respective Affiliates, if applicable) or of the Company or its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement, in each of the foregoing clauses (i)-(iv), other than such actions the effects of which are de minimis in the aggregate to Parent and its Subsidiaries taken as a whole after giving effect to the Transactions. Parent shall oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that could restrain, prevent or delay any required consents applicable to the Merger, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Authority.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, material submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any material developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any substantive meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information.

(d) Communications Laws. The Company shall (and shall cause its respective Affiliates to) use its commercially reasonable efforts to undertake the steps set forth on Schedule 6.2(d) with respect to Communications Laws in the jurisdictions specified therein.

(e) Other Actions. Parent and Merger Sub shall not, and shall cause each of their Affiliates not to (i) enter into, agree to enter into, or consummate any Contracts or arrangements for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, equity interests, assets or rights in or of any Person that would reasonably be expected to, individually or in the aggregate, (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent and its Affiliates to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by Transactions, including the Merger, (B) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the Transactions, including the Merger, or (C) cause Parent, Merger Sub or the Company to be required to obtain any additional clearances, consents, approvals and waivers under any Laws with respect to the Merger and the other Transactions or (ii) take any other action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or the satisfaction of any of the closing conditions thereto. For purposes of this Section 6.2(e), “Affiliates” means Tata Communications Limited and its Subsidiaries.

6.3 CFIUS Filing.

(a) To the extent any of the following have not been completed prior to the date hereof, as soon as practicable after the date of this Agreement, Parent and the Company shall prepare and file the CFIUS Declaration or, as mutually agreed by Parent and the Company, the CFIUS Notice. Each of Parent and the Company shall use their respective reasonable best efforts to obtain CFIUS Approval, including without limitation (i) promptly preparing and submitting a CFIUS Notice in the event that CFIUS requests that Parent and/or the Company submit a CFIUS Notice pursuant to 31 C.F.R. § 800.407(a)(1); and (ii) providing any additional information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS assessment, review, or investigation of the transaction contemplated by this Agreement, within the time periods specified in the applicable regulations, or otherwise specified by the CFIUS staff.

(b) Parent and the Company shall, in connection with the efforts to obtain the CFIUS Approval, (i) cooperate in all respects and consult with each other in connection with the CFIUS Declaration or CFIUS Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications, except for any exhibits to such communications providing personal identifying information and subject to redactions to preserve business confidential information; and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each of clauses (i), (ii) and (iii) of this Section 6.3(b) subject to confidentiality considerations contemplated by the DPA or required by CFIUS. Notwithstanding the foregoing, (A) none of Parent or Merger Sub or any of their respective Subsidiaries and Affiliates shall be required and (B) the Company, without the prior written consent of Parent, shall not be permitted, in the case of each of clauses (A) and (B), to undertake any efforts or take any action in connection with obtaining any action or nonaction, waiver, consent or approval with respect to the transactions contemplated by this Agreement if the undertaking of such efforts or taking of such action would reasonably be expected to result in a Burdensome Condition, and none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, and none of the Company or any of its Subsidiaries shall be required to take any such action that is not conditioned upon the Closing.

6.4 Proxy Statement and Other Required SEC Filings.

(a) Proxy Statement. As promptly as reasonably practicable, and in no event more than thirty days, following the date of this Agreement, the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement.

(b) Other Required Company Filing. If the Company is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. The Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without providing Parent and its counsel, to the extent practicable, a reasonable opportunity to review and comment thereon and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(c) Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(d) Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, shall provide the other Party a reasonable opportunity to review and comment on any written communication with the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing, as the case may be, and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e) Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(f) Dissemination of Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable, and in no event more than three Business Days, following the filing thereof with the SEC and the earlier of (x) the tenth calendar day following such filing with the SEC or (y) confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement.

6.5 Company Stockholder Meeting. Within ten Business Days after the date of this Agreement (and thereafter, upon the reasonable request of Parent made not more than one time every two weeks), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Stockholder Meeting that is twenty Business Days after the date of such “broker search”. Subject to Section 5.3, following the clearance of the Proxy Statement by the SEC, the Company shall duly call and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval; provided that notwithstanding anything else to the contrary herein, the Company may postpone or adjourn the Company Stockholder Meeting (a) with the consent of Parent, (b) for the absence of a quorum necessary to conduct the business of the Company Stockholder Meeting, (c) after consultation with Parent, to ensure that any supplement or amendment to the Proxy Statement required by applicable law is provided to the Company Stockholders within a reasonable amount of time in advance of the Company Stockholder Meeting, (d) after consultation with Parent, to allow for additional time for the solicitation of proxies in order to obtain the Requisite Stockholder Approval, or (e) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff, provided, however, that the Company may not postpone the Company Stockholder Meeting for more than an aggregate of ten Business Days without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company shall use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.

6.6 Convertible Notes.

(a) On the Closing Date, Parent, Merger Sub and the Company shall, as and to the extent required by the Convertible Notes Indenture, execute, and use reasonable best efforts to cause the Trustee to execute, any supplemental indenture(s) required by the Convertible Notes Indenture as a result of the Merger and deliver any certificates and other documents required by the Convertible Notes Indenture to be delivered by such persons in connection with such supplemental indenture(s). Notwithstanding anything to the contrary in this Agreement and subject to the immediately preceding sentence, prior to the Effective Time, the Company shall give any notices and take all actions required under the terms of the Convertible Notes or the Convertible Notes Indenture as a result of the Merger, which actions shall include, without limitation, the Company (or its Subsidiaries or other Representatives, as applicable) (i) giving any notices that may be required in connection with the Merger and the other transactions contemplated by this Agreement and settling any conversions of the Convertible Notes occurring prior to or as a result of the Merger in accordance with the terms of the Convertible Notes Indenture, (ii) preparing any supplemental indentures required in connection with the Merger and the other transactions contemplated by this Agreement and the consummation thereof to be executed and delivered to the Trustee at or prior to the Effective Time, in form and substance reasonably satisfactory to the Trustee and Parent, and (iii) taking all such further actions, including, without limitation, delivering any officer’s certificates and legal opinions, as are necessary to comply with all of the terms and conditions of the Convertible Notes Indenture in connection with the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, the Company will settle conversions, if any, of the Convertible Notes as required pursuant to the terms of the Convertible Notes Indenture. For the avoidance of doubt, the transactions contemplated by this Agreement, wherever referred to in Section 6.1 of this Agreement, shall be deemed to include effecting settlements of any conversions under the terms of the Convertible Notes and the Convertible Notes Indenture.

(b) The Company shall provide Parent and its counsel at least three (3) Business Days to review and comment on any notices, certificates, press releases, supplemental indentures, or other documents or instruments deliverable pursuant to the Convertible Notes Indenture prior to the dispatch or making thereof and shall incorporate all reasonable comments provided by Parent and its counsel with respect thereto.

6.7 Anti-Takeover Laws. The Company and the Company Board shall (a) take reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger or the transactions contemplated by the Voting Agreements; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger or the transactions contemplated by the Voting Agreements, take reasonable actions within their power to ensure that the Merger and transactions contemplated by the Voting Agreements may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement or the Voting Agreements (as applicable) and otherwise to minimize the effect of such statute or regulation on the Merger or the transactions contemplated by the Voting Agreements.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company for the purpose of consummating the Transactions or planning for integration and transition, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information or providing access to such documents or information would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; or (c) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that does not (i) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries.

6.9 Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock or Company RSUs) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”), which indemnification agreements have been made available to Parent prior to the date of this Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Subsidiaries of the Company, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, and any of its Subsidiaries or Affiliates in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director or officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate (including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (iii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto, except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall, to the extent permitted by applicable Law, advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, subject to any such individual’s affirmation or undertaking if required under the DGCL. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding and the Indemnified Person shall not settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by such Indemnified Person pursuant to this Agreement without the Parent’s consent. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability and similar insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfaction of the obligations set forth in the immediately preceding sentence, prior to the Effective Time, the Company shall purchase a prepaid six year “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier, except that the Company may not commit or spend on such

“tail” policy annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”), and if the Company for any reason is unable to obtain the “tail” policy for an annual cost less than or equal to the Maximum Annual Premium, the Company shall instead obtain as much comparable insurance as possible for an aggregate annual premium equal to the Maximum Annual Premium.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e) No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or other Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b) Existing Arrangements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume and honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the Effective Time, provided that nothing herein shall limit the Surviving Corporation’s ability to terminate or amend such Employee Plans in accordance with their terms.

(c) Employment; Benefits. For a period of twelve (12) months following the Effective Time (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall and Parent shall cause the Surviving Corporation and its Subsidiaries to maintain for the benefit of each Continuing Employee for so long as they remain employed by the Surviving Corporation and its Subsidiaries (i) base salary or wage rate and annual cash incentive opportunities that are, in each case, not less than the base salary or wage rate and annual cash incentive opportunities in effect for such Continuing Employee immediately before the Effective Time; (ii) employee benefits, including health and welfare, retirement plans (the “Company Plans“) (excluding, in each case and for the avoidance of doubt, severance, nonqualified deferred compensation, retention, change in control compensation, or equity or equity-based plans or arrangements) that are substantially similar in the aggregate to those in effect for (or available to) such Continuing Employee as of the Effective Time; and (iii) severance benefits that are substantially similar in the aggregate to either (x) the applicable severance benefits for such Continuing Employee as required by local Laws or (y) the applicable severance benefits provided to similarly situated employees of Parent.

(d) New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plans, a “New Plan”), the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, and vesting where length of service is relevant (including for purposes of vacation accrual), except to the extent that it would result in duplication of coverage or benefits for the same period of service or for purposes of any defined contribution pension plan. In addition, and without limiting the generality of the foregoing, Parent will or will cause the Surviving Corporation and its Subsidiaries to use commercially reasonable efforts to provide that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Company Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan be waived, subject to approval of the insurance carrier(s) of such New Plan, for the Continuing Employees and their covered dependents to the extent such conditions were inapplicable or waived under the comparable Employee Plan in which such Continuing Employee participated immediately prior to the Effective Time; and (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plan ending on the date that Continuing Employees’ participation in the corresponding New Plan begins, if such participation begins in the year in which the Effective Time occurs, to be given full credit, subject to approval of the insurance carrier(s) of such New Plan, pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will otherwise be subject to the terms of such vacation and/or paid time off policies as determined by Parent and its Affiliates from time to time (but in no event subject to forfeiture).

(e) Collective Bargaining Agreements. Notwithstanding anything in this Section 6.11 to the contrary, the terms and conditions of employment for any Continuing Employees covered by a collective bargaining agreement or other agreement with any labor union, works council, or other labor organization shall be governed by such applicable agreement until it is modified, superseded or terminated in accordance with its terms and/or applicable Law.

(f) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) amend any Company Plan; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof).

6.12 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice as is feasible); provided, that neither Parent nor the Company shall be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.13. provided, further, that the restrictions set forth in this Section 6.13 shall not apply to any release or public statement (i) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken in accordance with Section 5.3 or (ii) in connection with any dispute between the parties regarding this Agreement or the Merger.

6.14 Transaction Litigation. Prior to the Effective Time, the Company shall as promptly as reasonably practicable (and in any event within one Business Day) notify Parent in writing of any Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.14, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith.

6.15 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.16 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.17 Parent Vote. Immediately following the execution and delivery of the Joinder, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.18 Certain Arrangements. Without the prior consent of the Company, neither Parent, Merger Sub nor any of their respective Affiliates, directly or indirectly, shall, prior to obtaining the Requisite Stockholder Approval, have any formal or informal discussions with respect to, or enter into any agreement, arrangement or understanding (in each case, whether oral or written), or authorize, commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written), described in Section 4.13 of this Agreement.

6.19 Notification of Certain Matters. Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any change, event, effect, occurrence or development that (a) with respect to the Company, has had or would reasonably be expected have a Company Material Adverse Effect, (b) with respect to Parent or Merger Sub, has had or would reasonably be expected to have a Parent Material Adverse Effect, and/or (c) is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the Termination Date. No notification given by any party pursuant to this Section 6.19 shall limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement. The Company’s or Parent’s failure to comply with this Section 6.19 will not be taken into account for purposes of determining whether any conditions set forth in Article VII to consummate the Mergers have been satisfied.

6.20 Pre-Closing Restructuring. Subject to Section 5.4, during the period from the date of this Agreement to the earlier of termination of this Agreement in accordance with its terms or the Effective Time, upon Parent’s reasonable request, the Company shall and the Company shall cause each of its Subsidiaries to reasonably cooperate with Parent, at Parent’s sole cost and expense, in preparing for or consummating any restructuring transaction that (i) may be required in connection with the transactions contemplated hereby as determined by Parent in its sole discretion and (ii) shall be conditioned upon and shall occur solely upon the consummation of the Merger or otherwise following the Closing. Any cooperation that is required to be provided by the Company and its Subsidiaries under this Section 6.20 shall not (i) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries.

6.21 Formation; Joinder. As promptly as practicable after receipt of RBI Approval, Parent shall take all action necessary to form Merger Sub as a Delaware corporation and wholly owned subsidiary of Parent, and following the formation of Merger Sub, Parent shall cause Merger Sub to enter into the Joinder.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b) Antitrust Laws and Foreign Regulatory Laws. (i) The waiting periods applicable to the Transactions pursuant to the HSR Act will have expired or otherwise been terminated, (ii) the approvals, clearances or expirations of waiting periods or clearances, as applicable, under the Antitrust Laws and Foreign Regulatory Laws set forth in Schedule 7.1(b) of the Company Disclosure Letter will have expired, been earlier terminated or obtained (as applicable), and (iii) in the event that any Governmental Authority in any jurisdiction has commenced, or communicated to a Party that it is considering or intends to commence or that a decision whether or not to do so remains outstanding, proceedings or an investigation relating to the Transaction, each such Governmental Authority having confirmed in writing on terms satisfactory to the Parent and Merger Sub that any such proceedings or investigations have concluded or that it has cleared the Transaction to proceed; provided, however, that if as of the Termination Date (as may be extended pursuant to Section 8.1(c)), all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions) other than Section 7.1(b)(iii), the parties shall be deemed to have waived the condition set forth in Section 7.1(b)(iii) for purposes of Section 2.3 and the Closing shall occur pursuant to the terms of Section 2.3.

(c) No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, enjoining or otherwise making illegal the consummation of the Merger shall have been enacted, entered or promulgated and be continuing in effect.

(d) CFIUS Approval. The CFIUS Approval shall have been obtained.

(e) RBI Approval. RBI Approval shall have been obtained.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. (i) the representations and warranties of the Company set forth in Section 3.12(b) shall be true and correct in all respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), (ii) the representations and warranties of the Company set forth in Section 3.7 shall be true and correct in all respects except for de minimis inaccuracies on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies only as of such specified date), (iii) the representations and warranties of the Company set forth in Section 3.1 (but only the first sentence thereof), Section 3.2, Section 3.3, Section 3.4, Section 3.8 and Section 3.29 shall be true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date), and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect has occurred and continuing since the date of this Agreement.

(e) No Burdensome Condition. There shall be no restraint in effect which would result in a Burdensome Condition.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import) as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other final and non-appealable judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule or regulation has been enacted, entered or enforced that prohibits, makes illegal or enjoins the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the issuance of such permanent injunction or other final and non-appealable judgment or order, or statute, rule or regulation was primarily due to the failure of such Party to perform any of its obligations under this Agreement or if such Party shall have failed to comply with its obligations under Section 6.2;

(c) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on the date that is the 6 month anniversary of the date of this Agreement (the “Termination Date”); provided, however, that if as of the Termination Date any of the conditions set forth in Section 7.1(c) (solely to the extent such condition has not been satisfied due to an order or injunction arising under the HSR Act or any Foreign Regulatory Laws) or Section 7.1(b) shall not have been satisfied or waived, the Termination Date shall be automatically extended until 11:59 p.m., New York City time, on the date that is the 9 month anniversary of the date of this Agreement, and such date, as so extended, shall be the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any party whose material breach of any provision of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated prior to the Termination Date;

(d) by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger;

(e) by Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or (b), except that if such breach is capable of being cured prior to the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or (b);

(f) by Parent, if at any time prior to the Company’s receipt of the Requisite Stockholder Approval, the Company Board (or a committee thereof) has effected a Company Board Recommendation Change; provided, that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if Parent fails to terminate this Agreement pursuant to this Section 8.1(f) prior to 11:59 p.m., Eastern Time, on the date which is ten Business Days after Parent is notified in writing that the Company Board has effected a Company Board Recommendation Change;

(g) by the Company, if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or (b), except that if such breach is capable of being cured prior to the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.2(a) or (b); or

(h) by the Company, at any time prior to receiving the Requisite Stockholder Approval, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal received after the date of this Agreement, if the Company (x) has complied in all material respects with Section 5.3 with respect to such Superior Proposal and (y) pays to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(iii) substantially concurrently with (and as a condition to) such termination.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing, but subject to Section 8.3(e), no termination of this Agreement will relieve any Party from any liability for fraud or any Willful and Material Breach of this Agreement by such Party prior to termination. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.10(e), Parent and the Company shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes, in each case, arising out of or in connection with entering into this Agreement, consummation of the Merger.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, any Person shall have publicly announced or made known to the Company Board an Acquisition Proposal and not publicly withdrawn or otherwise publicly abandoned such Acquisition Proposal prior to such termination; and (C) within twelve months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company shall promptly (and in any event within three Business Days) after such consummation or entry into such definitive agreement pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “60%.”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within three Business Days) following such termination pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must prior to or substantially concurrently with (and as a condition to) such termination pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Payments. If (i) this Agreement is validly terminated pursuant to Section 8.1(c), (ii) at the time of any such termination, all of the conditions in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions) except for Section 7.1(e), then Parent must promptly (and in any event within three Business Days) following such termination pay the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designed in writing by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) the Company Termination Fee and the Parent Termination Fee are not a penalty, but are liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such amounts are payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, neither Party would enter into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to Section 8.3 and, in order to obtain such payment, Parent or the Company, as applicable, commences a Legal Proceeding that results in a judgment against the other Party for the amount set forth in Section 8.3 or any portion thereof, the Party required to make any such payment under Section 8.3 shall pay to the other Party, such Party’s reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (collectively, the “Enforcement Expenses“).

(f) Sole Remedy.

(i) In the event the Company Termination Fee becomes due and payable pursuant to Section 8.3(b), Parent’s receipt and acceptance of the Company Termination Fee (together with any Enforcement Expenses), will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment and acceptance of the Company Termination Fee, none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent and Merger Sub and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a), as applicable). The Company Related Parties are intended third party beneficiaries of this Section 8.3(f). In the event the Company Termination Fee becomes due and payable pursuant to Section 8.3(b), the Company or any of its Subsidiaries shall not have liability for monetary damages (including monetary damages in lieu of specific performance and damages pursuant to the penultimate sentence of Section 8.2(b)) in the aggregate in excess of the Company Termination Fee (less any portion thereof that has been paid) plus any amounts owed by the Company under Section 8.3(e), and the amount of the Company Termination Fee shall be the maximum aggregate liability of the Company and its Subsidiaries hereunder.

(ii) In the event the Parent Termination Fee becomes due and payable pursuant to Section 8.3(c), the Company’s receipt and acceptance of the Parent Termination Fee (together with any Enforcement Expenses), will be the sole and exclusive remedies of the Company and its Subsidiaries and each of their respective Affiliates against (A) Parent, its Subsidiaries (including Merger Sub) and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of Parent, its Subsidiaries (including Merger Sub) and each of their respective Affiliates (collectively, the “Parent Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment and acceptance of the Parent Termination Fee, none of the Parent Related Parties will have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a), as applicable). The Parent Related Parties are intended third party beneficiaries of this Section 8.3(f). In the event the Parent Termination Fee becomes due and payable pursuant to Section 8.3(c), Parent and its Subsidiaries shall not have liability for monetary damages (including monetary damages in lieu of specific performance and damages pursuant to the penultimate sentence of Section 8.2(b)) in the aggregate in excess of the Parent Termination Fee (less any portion thereof that has been paid) plus any amounts owed by Parent under Section 8.3(e), and the amount of the Parent Termination Fee shall be the maximum aggregate liability of the Parent and its Subsidiaries (including Merger Sub) hereunder.

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Tata Communications Limited

7th floor, Tower C, C21 & C36, ‘G’ Block

Bandra-Kurla Complex, Mumbai – 400 098, India

Attn: Zubin Adil Patel

Email:

with copies (which will not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn:   James A. Hutchinson

            Joshua M. Zachariah

            Jean A. Lee

Email: JHutchinson@goodwinlaw.com

            JZachariah@goodwinlaw.com

            JeanLee@goodwinlaw.com

with copies (which will not constitute notice, except for purposes of (and as set forth in) Section 9.10(a)) to:

Tata Communications Limited

c/o Tata Communications (America) Inc.

11911 Freedom Drive, Suite 250

Reston, VA 20190

Attn : Troy Reynolds

Email :

(b) if to the Company (prior to the Effective Time) to:

Kaleyra, Inc.

85 Broad St

New York, NY, 10004

Attention: Dario Calogero

Email: Dario.calogero@kaleyra.com

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP

787 7th Avenue

New York, NY, 10019

Attn: Robert B. Stebbins; Sean M. Ewen

Email: rstebbins@willkie.com; sewen@willkie.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that Parent will have the right to assign all or any portion of its rights and obligations pursuant to this Agreement from and after the Effective Time to any of its Affiliates. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void. For the avoidance of doubt, the Parties acknowledge and agree that the formation of Merger Sub and the execution of the Joinder by Merger Sub shall not be deemed an assignment for purposes of this Section 9.3 and is otherwise permitted pursuant to this Section 9.3.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that an Affiliate of Parent and the Company have previously executed the Confidentiality Agreement, that shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement and the Company Disclosure Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6 Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.10, (b) if the Closing occurs, for the right of the holders of Company Common Stock or Company RSUs to receive the Per Share Price and the Vested RSU Consideration, respectively, in each case after the Effective Time, and (c) as set forth in or contemplated by Section 8.3(f).

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein (including Section 8.3(e)), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b) Specific Performance. The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) neither the ability of either Party to recover damages for fraud or any Willful and Material Breach of this Agreement nor the provisions of Section 8.3 are intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Subject to Section 8.3(f), the Parties further agree that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.8 prior to, or as a condition to, exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.9 Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

9.10 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 (and, with respect to Parent, with service to the “copy” address c/o Tata Communications (America) Inc. as set forth in Section 9.2(a) constituting proper service for purposes of this Section 9.10(a)) or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby or thereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts;(e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

9.13 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent.

9.14 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

TATA COMMUNICATIONS LIMITED

By:

/s/ Mysore R Madhusudhan
Name: Mysore R Madhusudhan
Title: Executive Vice President Collaboration & Connected Solutions

[Signature Page to Agreement and Plan of Merger]

KALEYRA, INC.

By:

/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Chairman of the Board

[Signature Page to Agreement and Plan of Merger]

Exhibit C

Form of Joinder

JOINDER TO AGREEMENT AND PLAN OF MERGER

This Joinder to Agreement and Plan of Merger (this “Joinder”) is entered into and delivered as of [•], 2023, by [MERGER SUB], a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

A.

Reference is hereby made to that certain Agreement and Plan of Merger, dated as of June [•], 2023, by and among Merger Sub, Tata Communications Limited, an Indian limited company (“Parent”) and Kaleyra, Inc., a Delaware corporation (the “Company”) (as may be further amended or modified, the “Merger Agreement”).

B.	On [•], 2023, Parent received RBI Approval in connection with the transactions contemplated by the Merger Agreement.

C.	On [•], 2023, Parent formed Merger Sub for the sole purpose of the Merger.

D.	Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Merger Sub agrees as follows:

1. Joinder to Merger Agreement. Merger Sub agrees to become a party to, be bound by, and comply with the terms of the Merger Agreement as “Merger Sub” in the same manner as if Merger Sub were an original signatory to the Merger Agreement, and Merger Sub shall be fully bound by, and subject to, all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement applicable to Merger Sub as though an original party thereto.

2. Corporate Power; Enforceability. Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Joinder; (b) perform its obligations hereunder; and (c) consummate the transactions contemplated hereby. This Joinder has been duly executed and delivered by Merger Sub and constitutes a legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms.

3. Amendments. Subject to applicable Law and subject to the other provisions of the Merger Agreement, this Joinder may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

4. Miscellaneous. Sections 9.2 (Notices), 9.7 (Severability), 9.9 (Governing Law), 9.10 (Consent to Jurisdiction), 9.11 (Waiver of Jury Trial), and 9.14 (Counterparts) of the Merger Agreement are incorporated herein, mutatis mutandis.

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